Exhibit (a)(11)

IN THE DISTRICT COURT OF DOUGLAS COUNTY, KANSAS

CIVIL COURT DEPARTMENT

)
TRADING STRATEGIES FUND, on Behalf of	)	Case No.
Itself and All Others Similarly Situated,	)	Chapter 60
	)	Jury Trial Demanded
Plaintiff,	)
)
vs.	)
)
PETER R. EZERSKY, RICHARD GINSBURG,	)
ALEX HOCHERMAN, RAYMOND C.	)
KUBACKI, ROBERT J. MCGUIRE, THOMAS	)
J. RUSSO, EDWARD SIPPEL, MICHAEL	)
WEINSTOCK, ARLENE M. YOCUM,	)
PROTECTION ONE, INC. AND GTCR	)
GOLDER RAUNER, LLC.	)
)
Defendants.	)
)

CLASS ACTION PETITION

Plaintiff, by its attorneys, alleges as and for its class action petition, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources, such as newspaper articles, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action (the “Action”) on behalf of Plaintiff and the public holders of Protection One, Inc. (“Protection One” or the “Company”) common stock and against Protection One and the members of its board of directors (the “Board”), as well as GTCR Golder Rauner, LLC and its affiliates (collectively “GTCR”). The Action challenges Defendants’ actions in causing the Company to enter into an agreement (the “Sale Agreement”)

pursuant to which GTCR will purchase, via a tender offer, all of the issued and outstanding shares of the Company’s common stock for $15.50 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of Protection One’s directors to the detriment of Plaintiff and Protection One’s other public shareholders. Specifically, as further alleged below, a majority of Protection One’s directors will receive personal compensation in connection with the Sale Agreement, compensation that they would not otherwise receive at this time absent the Sale. Further, a majority of the Company’s directors are affiliated with either Quadrangle Group LLC and its affiliates (collectively “Quadrangle”) or Monarch Capital Partners (“Monarch”), the Company’s controlling shareholders, which together own over 60% of the fully diluted shares and approximately 70% of the currently outstanding shares of Protection One. As a result of the sale of the Company to GTCR, Quadrangle and Monarch will be able to sell their substantial holdings of Protection One for approximately $274 million, something that would be difficult, if not impossible to do, absent the sale of the entire Company. These conflicts of interest caused the directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Protection One’s public shareholders. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and Protection One’s other public shareholders in the Recommendation Statement that the Board caused the Company to file with the SEC and mail to Protection One shareholders on or about May 3, 2010, in connection with recommending that shareholders tender their shares pursuant to the Tender Offer.

JURISDICTION

2. This Court has jurisdiction over this Action because Protection One is a corporation headquartered in this County and State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this County or State. Additionally, this Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this County and State.

3. Venue is proper in this Court pursuant to K.S.A. § 60-604 since Protection One’s principal place of business is located in this county, and the defendants’ wrongful acts arose or were principally performed in this county.

4. This action challenges the internal affairs or governance of Protection One and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

5. Plaintiff Trading Strategies Fund has owned shares of Protection One common stock continuously since September 2009.

6. Defendant Protection One is a publicly traded corporation maintaining its principal executive offices at 1035 N. 3 rd Street, Lawrence, Kansas 66044. The Company is a national provider of sales, installation, monitoring, and maintenance of electronic security systems. According to the Company’s SEC filings, Protection One’s wholly owned subsidiary, Network Multifamily, is the largest security provider to the multifamily housing market and the Company owns the nation’s largest provider of wholesale monitoring. Protection One operates more than 66 offices and six monitoring facilities located in Wichita, Kansas, Irving, Texas, Orlando, Florida, Manasquan, New Jersey and Cypress, California.

7. Defendant Peter R. Ezersky (“Ezersky”) was appointed to the Board as a Quadrangle Group LLC designee in October 2009. He joined Quadrangle upon its formation in 2000 and is Managing Principal focused on the firm’s private equity business, In connection with the Sale Agreement, Ezersky will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Ezersky because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

8. Defendant Richard Ginsburg (“Ginsburg”) has served as a director of Protection One and the Company’s Chief Executive Officer (“CEO”) since April 2001 and as the Company’s President since July 2001. In connection with the Sale Agreement, Ginsburg is entitled to receive (i) a cash payment for the 195,182 shares of unvested options to purchase the Company’s stock that he holds, (ii) a cash payment of $775,000.00 for his restricted shares of the Company’s stock (the “Restricted Shares”), (iii) a cash payment of $1,143,409.14 for his Company Stock Appreciation Rights (“SARs”) and (iv) change of control payments of $2,602,410.11. In addition, Ginsburg will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Ginsburg because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

9. Defendant Alex Hocherman (“Hocherman”) was appointed to Protection One’s Board as a Quadrangle designee in April 2009. Hocherman joined Quadrangle Group LLC in 2006 and is Vice President focused on the firm’s media and communications private equity business. In connection with the Sale Agreement, Hocherman will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Hocherman because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

10. Defendant Raymond C. Kubacki (“Kubacki”) has served as a director of Protection One since April 2007. In connection with the Sale Agreement, Kubacki is entitled to cash payments of $407,448.50 for his restricted share units (“RSUs”) and an advance payment of $65,000.00 in lieu of the annual grant of $65,000 of RSUs payable to him in June of each year pursuant to the Company’s compensation policy, and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Kubacki because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

11. Defendant Robert J. McGuire (“McGuire”) has served as a director of Protection One since March 2005. In connection with the Sale Agreement, McGuire is entitled to cash payments of $407,448.50 for his RSUs and an advance payment of $65,000.00 in lieu of the annual grant of $65,000 of RSUs payable to him in June of each year pursuant to the Company’s compensation policy, and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over McGuire because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

12. Defendant Thomas J. Russo (“Russo”) as served as a director of Protection One since April 2007 as a Monarch designee. In connection with the Sale Agreement, Russo is entitled to cash payments of $407,448.50 for his RSUs and an advance payment of $65,000.00 in lieu of the annual grant of $65,000 of RSUs payable to him in June of each year pursuant to the

Company’s compensation policy, and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Russo because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

13. Defendant Edward Sippel (“Sippel”) was appointed to the Board of Protection One as a Quadrangle designee in April 2008. Sippel is a Managing Principal of Quadrangle Group LLC. In connection with the Sale Agreement, Sippel will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Sippel because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

14. Defendant Michael Weinstock (“Weinstock”) has served as a director of Protection One since February 2005 as a Monarch designee. He is Managing Principal of Monarch Alternative Capital LP, an affiliate of Monarch, In connection with the Sale Agreement, Weinstock will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Weinstock because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

15. Defendant Arlene M. Yocum (“Yocum”) has served as a director of Protection One since April 2007. In connection with the Sale Agreement, Yocum is entitled to cash payments of $407,448.50 for her RSUs and an advance payment of $65,000.00 in lieu of the annual grant of $65,000 of RSUs payable to her in June of each year pursuant to the Company’s compensation policy, and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Yocum because Protection One is headquartered in Kansas and many of the actions challenged in this petition occurred in this State.

16. Defendant GTCR is a private equity firm with its principal address at 300 N. LaSalle Street Suite 5600, Chicago, Illinois 60654. GTCR manages more than $8 billion in equity capital.

17. The 9 individuals listed in ¶¶ 7-15 are hereinafter collectively known as the “Individual Defendants.”

18. The Individual Defendants, Protection One and GTCR are collectively referred to herein as the “Defendants.”

19. Each Defendant herein is sued individually and/or as an aider and abettor. The individual Defendants are also sued in their capacity as directors of Protection One. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20. Under applicable common law, the directors of a publicly held company such as Protection One have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation and its public stockholders where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director to show that the transaction has been fair, open and in the utmost good faith.

21. As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Protection One’s public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

22. Because Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

23. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on May 3, 2010, the Individual Defendants caused Protection One to file with the SEC, and make the same available to Plaintiff and the Company’s other public shareholders, a Recommendation Statement (in connection with recommending that shareholders tender their shares pursuant to the Tender Offer) but concealed certain material information which a reasonable shareholder would find material in determining whether to tender his or her shares. Among other things, the Defendants have failed to disclose material information regarding, inter alia, (i) the conflict of interests of the financial advisors, J.P. Morgan Securities, Inc. (“J.P. Morgan”) – hired to advise the Board on strategic alternatives, and Lazard Freres & Co. LLC (“Lazard”) – hired to render an opinion that the price to be paid pursuant to the Tender Offer is fair (the “Fairness Opinion”), (ii) the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement and (iii) details of the analyses underlying the Fairness Opinion – all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this Action as a class action pursuant to K.S.A. § 60-223 on behalf of itself and all other shareholders of the Company (except the Defendants herein, Quadrangle Group LLC (“Quadrangle”) and Monarch Capital Partners (“Monarch”) and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with Defendants, Quadrangle and Monarch), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

25. The members of the Class are so numerous that separate joinder of each member is impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of March 5, 2010 Protection One had 25,433,371 shares of common stock outstanding.

26. Plaintiffs claims or defenses raise questions of a law or fact common to the questions of law or fact raised by the claim of each member of the Class. The predominant questions of law and fact include, among others, whether:

(a) the Defendants have breached and continue to breach their fiduciary duties to the detriment of Protection One shareholders in connection with the Sale Agreement;

(b) Defendant GTCR has aided and abetted and is continuing to aid and abet the Individual Defendants’ breaches of fiduciary duties;

(c) Plaintiff and other members of the Class would be irreparably harmed were the transaction complained of herein consummated; and

(d) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

27. Plaintiffs claim is typical of the claim of each member of the Class.

28. Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

29. A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Further, the prosecution of separate claims or defenses by individual members of the Class would create the risk of inconsistent or varying adjudications concerning individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class, or adjudications concerning individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members of the Class who are not parties to the adjudications, or substantially impair or impede the ability of other members of the Class who are not parties to the adjudications to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

A.	Protection One And Its Board Are Controlled By Quadrangle and Monarch

30. Protection One and its Board are dominated and controlled by two related entities, Quadrangle and Monarch (collectively the “Interested Shareholders”). Quadrangle was formed in 2000 by former managing directors of Lazard. Monarch was spun off from an affiliate of

Quadrangle in 2008. However, despite the spin-off, Monarch and Quadrangle remain connected. For example, Monarch’s investment activities continue to be managed by its founding principals, one of whom is Individual Defendant Weinstock, and Monarch continues to have a formal ongoing relationship with Quadrangle. Together, the Interested Shareholders own approximately 70% of the Company’s currently outstanding shares, and designate a majority of the members of the Board. Specifically, Quadrangle and its affiliates own 46.63% of the Company’s outstanding common shares and three out of the nine members of the Company’s Board (Ezersky, Hocherman and Sippel) are Quadrangle designees. Monarch owns 23.31% of the Company’s outstanding common shares, and two of the members of the Board (Russo and Weinstock) are Monarch designees.

31. The Company’s most recent Form 10-K, filed with the SEC on March 24, 2010, acknowledges the control asserted by the Interested Shareholders as follows:

Entities affiliated with Quadrangle Group and Monarch Alternative Capital are our principal stockholders and together can exercise a controlling influence over us, which may adversely affect the trading price of our common stock. Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively “Quadrangle”) and Monarch Debt Recovery Master Fund Ltd and Monarch Opportunities Master Fund Ltd (collectively “Monarch” and together with Quadrangle the “Principal Stockholders”), collectively own approximately 70% of our outstanding common stock. Pursuant to a stockholders agreement, subject to the Principal Stockholders, acting together, maintaining a certain threshold of ownership in us, the Principal Stockholders will be able to control the election of a majority of our directors and accordingly exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, appointment of our officers, our acquisition or disposition of material assets and our incurrence of indebtedness. Similarly, the Principal Stockholders, acting together, will continue to have the power to determine matters submitted to a vote of our stockholders without the consent of other stockholders and to take other actions that are in the interests of the Principal Stockholders. There can be no assurance that the interests of the Principal Stockholders will coincide with our interests or the interests of our other stockholders.

32. Further, Quadrangle and Monarch are party to an Amended and Restated Stockholders Agreement, dated April 2, 2007, which includes, among other things, voting arrangements with respect to the composition of the Board, transfer restrictions on their shares, drag-along rights in favor of Quadrangle, tag-along rights in favor of Monarch, and a right of first offer of the transfer of shares of Quadrangle in favor of Monarch and Monarch in favor of Quadrangle.

33. In March 2008, the Interested Shareholders, and others, entered into a credit agreement with Protection One for an unsecured term loan in the amount of $110,340,000.00 (the “2008 Loan”). Lenders affiliated with the Interested Shareholders each hold $22,670,000.00 of the outstanding principal amount of the 2008 Loan, which comes due March 14, 2013. However, in connection with the Sale Agreement the Interested Shareholders will each receive the full $22,670,000.00, plus accrued and unpaid interest at the time the Tender Offer is consummated.

34. As a result of their majority ownership of the Company’s stock, the Interested Shareholders cannot effect a sale of their interest in the Company on the open market. Therefore, the only viable option appears to be to effect a sale of the entire Company. Notably, according to public sources, the Sale Agreement is generating a 38% gross internal rate of return for Quadrangle.

35. In April 2010, it was announced that Quadrangle had agreed to pay a fine of $7 million to the New York Attorney General’s office and $5 million to the SEC in settlement of a corruption investigation stemming from kickbacks paid by investment firms to advisers for the New York State pension fund.

36. In addition, according to public sources, Quadrangle is also in the process of planning to raise its third investment fund.

B.	Protection One Is A Strong Company With The Potential For Greater Growth

37. Although impacted by the recent economic downturn, Protection One is a strong company with the potential for greater growth. This potential is evidenced by the following statement concerning the Company’s fourth quarter and annual 2009 financial results made by Ginsburg, the Company’s President and CEO, in a press release issued by the Company on or around March 23, 2010 (the “March Press Release”):

We are very pleased with the Company’s operating and financial improvements during 2009 and our net income of $17.5 million for the year. Despite the challenging economic environment this past year, we continued to invest in developing our commercial capabilities and alternate channels of distribution for our industry-leading eSecure interactive service. We also achieved greater operational efficiency through continued focus on controlling costs, completed a refinancing of our debt structure and successfully negotiated a tax-related settlement with our former parent. As a result of these accomplishments, we ended the year with a strengthened balance sheet with reduced leverage and an extension of our debt maturities.

Overall financial performance in fiscal year 2009 was strong, with significant improvements to operating income, which increased to $40.3 million for the year, and the generation of over $105 million in operating cash flow. As we enter 2010, we believe Protection One is well positioned both operationally and financially to capitalize on improving economic conditions.

(emphasis added)

C.	Despite The Company’s Prospects For Growth, The Interested Shareholders Used Their Control Of The Board To Cause It To Enter Into The Sale Agreement Pursuant To An Unfair Process And At An Inadequate Consideration.

38. Notwithstanding Protection One’s prospects for growth, on November 25, 2009 the Board authorized the exploration of strategic alternatives for the Company. In connection therewith, the Board created a committee (the “Committee”) composed of two Quadrangle designees (Ezersky and Hocherman), one Monarch designee (Weinstock) and one other director (McGuire), and delegated to the Committee the responsibility to manage the exploration process.

39. The process followed by the Committee was inadequate and failed to result in a Sale Agreement that is in the best interests of the Company’s public shareholders. First, the financial advisor hired by the Committee to render advice on the sale of the Company, J.P. Morgan, has significant conflicts of interest that prevent it from rendering fair impartial advice to the Board. In this regard, notwithstanding that as the Company’s financial advisor J.P. Morgan not only selected the companies contacted during the sale process, but also met with these companies, was involved in narrowing the list of prospective buyers and was intimately involved in the negotiations which culminated in the Sale Agreement, the Board consented to J.P. Morgan providing debt financing to the successful bidder for the Company. Moreover, J.P. Morgan will be paid a fee of $8.85 million in connection with the services it rendered to the Company and fees (of an undisclosed amount) in connection with providing debt financing to GTCR.

40. Further, the Committee also engaged Lazard as a financial advisor to render a Fairness Opinion regarding the fairness of the price to be paid pursuant to the Tender Offer. However, Lazard has numerous conflicts which render it unable to render an impartial Fairness Opinion. In this regard, as alleged infra, Quadrangle was founded in March 2000 by former managing directors of Lazard. In addition, the Recommendation Statement acknowledges the following conflicts by Lazard:

Lazard (i) in the past has provided and currently is providing investment banking services to certain portfolio companies of a Shareholder of Protection One, (ii) in the past has provided investment banking services to GTCR and certain of its portfolio companies and (iii) currently is providing financial advisory services, to Lazard’s knowledge, to one portfolio company of GTCR, in each case for which Lazard has received and may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of Protection One, securities of affiliates of Shareholders of Protection One and/or the securities of affiliates of GTCR for their own accounts or their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

41. Notwithstanding that the sale process was overseen by conflicted directors and advisors, on April 26, 2010, the Individual Defendants caused the Company to announce that it had entered into the Sale Agreement. Under the terms of the Sale Agreement, on or about May 3, 2010, an affiliate of GTCR commenced the Tender Offer to acquire all of the outstanding common stock of Protection One for $15.50 per share in cash. The total purchase price, including the refinancing of Protection One’s debt, will be approximately $828 million. The Tender Offer is scheduled to expire at 9:00 a.m. Eastern Standard Time on June 2, 2010 unless extended.

42. The price of $15.50 per share is inadequate and, even according to the analysis performed by the conflicted Lazard, does not reflect the intrinsic value of the Company’s shares of common stock. For example, Lazard determined that, based on its Selected Public Company Benchmarks Analysis, the implied per share value of the Company’s common stock ranges from $15.68-20.18 per share. Similarly, the per share consideration of $15.50 is far less than the $17.63 upper value of Lazard’s Discounted Cash Flow Analysis, which likely underestimates the value of the Company since it assumes a perpetuity growth rate of 1.5% to 2.5% (a growth rate that is lower than that of long-term inflation). The consideration is also significantly lower than the $22.47 per share value at the top of the range of implied share price derived from Lazard’s Precedent Transactions Analysis.

43. Moreover, notwithstanding the Individual Defendants’ failure to conduct an adequate sale process, they further sought to deter other potential buyers and to coerce public shareholders into tendering their shares of the Company by agreeing to the following deal protection devices:

•

A “Top-Up Option” which grants GTCR an option to purchase at a price per share equal to the price payable pursuant to the Sale Agreement that number of additional shares sufficient to cause GTCR to own one share more than 90% of the total outstanding shares of the Company, thus enabling GTCR to effect a short-form merger without a shareholder vote or any further action by the stockholders of Protection One. Moreover, even if only Quadrangle and Monarch tender their shares pursuant to the Tender Offer, GTCR will be able to exercise the Top-Up Option to acquire more than 90% of the Company’s shares to effect a short-form merger.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	No Termination Rights. The Company does not have the right to terminate the Sale Agreement and enter into an agreement with regard to a superior proposal to acquire the Company.

•	A Termination Fee which obligates the Company to pay GTCR a termination fee of $8 million under certain circumstances.

•

The Tender Offer and Support Agreements pursuant to which the Interested Shareholders agreed to tender all of their shares pursuant to the offer, support the sale of the Company to GTCR and refrain from supporting any other transactions to acquire the Company.

D.	A Majority Of Protection One’s Directors Will Receive Personal Benefits That They Would Not Otherwise Receive At This Time Absent The Sale Agreement

44. The members of Protection One’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.

a. Payments to the Company’s Directors For Their RSUs. In connection with the Sale Agreement, Protection One directors Raymond C. Kubacki, Robert J. McGuire, Thomas J. Russo and Arlene Yocum will each receive a payment of $407,448.50 in consideration for the accelerated vesting of the Company RSUs. Furthermore, each will also receive an upfront payment of $65,000 in cash in lieu of his or her annual grant of Company RSUs valued at that amount which is typically awarded around the time of the Company’s annual stockholder meeting in June.

b. Payments to Mr. Ginsburg. In connection with the Sale Agreement, President, CEO and director Ginsburg will receive a cash payment for the accelerated vesting of 195,182 shares of unvested stock options, In addition, Mr. Ginsberg will receive $775,000.00 for his restricted shares, $1,143,409.14 for his SARs and a change of control payment of $2,602,410.11.

c. Indeminification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement and Tender Offer.

E.	The Wall Street Journal Has Reported That Fairness Opinions, Such As The One Rendered By Lazard With Regard To The Tender Offer, Is Often Just A “Rubber Stamp”

45. Although the Committee’s financial advisor, Lazard, has rendered a fairness opinion that the price to be paid pursuant to the Tender Offer is fair, this fairness opinion is no more than a “rubber stamp” of the transaction. Indeed, as alleged below, the Recommendation Statement has failed to disclose material information underlying Lazard’s fairness opinion, which failure is particularly troubling given a March 25, 2008 article entitled “Bear Bid Was ‘Fair’ at $2 and $10,” in which The Wall Street Journal took Lazard to task for rubber stamping a fairness opinion reporting as follows:

On March 16, the Wall Street merger experts at Lazard Ltd. gave Bear Stearns Cos. directors a written assurance that $2 a share was a fair price for the company, which was then teetering on the brink of bankruptcy.

Eight days later, Monday, the same bankers at Lazard told the same Bear Stearns board that $10 a share — five times as much — also was fair. Both bids came from J.P. Morgan Chase & Co. with backing from the Federal Reserve.

Critics of such “fairness opinion” letters, commonly used to justify prices for acquisitions of public companies, jumped on the first Lazard letter as evidence that such opinions give shareholders little protection against low-ball bids.

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Israel Shaked, a finance professor at the Boston University School of Management, says he believes “the opinion and process in general are nothing more than a rubber stamp on the transaction.”

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There is no regulatory requirement that directors who oversee the sales of public companies get a “fairness opinion,” takeover experts say. But the practice became commonplace after a Delaware court, which is influential because so many companies are based in that state, ruled in 1985 that Trans Union Corp. directors should have done more homework on valuation before approving that company’s sale.

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Even some Wall Street takeover practitioners sometimes portray fairness opinions as a cookie-cutter proposition. Marc Wolinsky, a partner at Wachtell Lipton Rosen & Katz, which advised J.P. Morgan on the Bear deal, last year jokingly compared them with the Peanuts comic strip. It’s “Lucy sitting in the box,” he said, “Fairness Opinions: 5 cents.”

F.	The Materially Misleading And/Or Incomplete Recommendation Statement

46. In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure to Plaintiff and the Company’s other public shareholders in connection with the Sale Agreement and Tender Offer. In this regard, on May 3, 2010, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and the Company’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)	The Recommendation Statement is deficient because it fails to disclose that the financial advisor hired to render a fairness opinion that the price to be paid to the Company’s shareholder is a fair price has conflicting ties to the Interested Shareholders as the Interested Shareholders were formed by former managing directors of Lazard.

Information regarding the conflict of interests of the Company’s financial advisor is material and must be disclosed.

(ii)

The Recommendation Statement discloses that Lazard (a) in the past has provided and currently is providing investment banking services to certain portfolio companies of a Shareholder of Protection One, (b) in the past has provided investment banking services to GTCR and certain of its portfolio companies and (c) currently is providing financial advisory services, to Lazard’s knowledge, to one portfolio company of GTCR, in each case for which Lazard has received and may receive compensation. The Recommendation Statement is deficient because it fails to disclose (a) the shareholder of Protection One whose portfolio companies Lazard is providing services to, (b) the amount of compensation that Lazard has received and/or expects to receive for providing services to the certain portfolio companies of a Shareholder of Protection One, (c) the amount of compensation that Lazard has received for providing services to GTCR and/or its portfolio companies in the past, and (d) the amount of compensation that Lazard expects to receive for services it is currently providing to a portfolio company of GTCR.

Information with regard to any conflict of interest that Lazard had is material to the public shareholders of Protection One in determining how much weight to place on Lazard’s fairness opinion and must therefore be disclosed. For example, the greater the amount of fees Lazard has received or stands to receive from its work for the Shareholder of Protection One and/or GTCR, the less weight shareholders can place on the impartiality of its fairness opinion.

(iii)	The Recommendation Statement provides that in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of affiliates of Shareholders of Protection One and/or the securities of affiliates of GTCR for their own accounts or their customers and, accordingly, may at any time hold a long or short position in such securities. The Recommendation Statement is deficient because it fails to disclose (a) the Shareholders of Protection One in whose affiliates’ securities Lazard trades, (b) the extent of Lazard and/or LFCM Holdings LLC’s interests in the securities of affiliates of Shareholders of Protection One and (c) the extent of Lazard and/or LFCM Holdings LLC’s interests in the securities of affiliates of GTCR.

Information with regard to any conflict of interest that Lazard had is material to the public shareholders of Protection One in determining how much weight to place on Lazard’s fairness opinion and must therefore be disclosed. Specifically, the greater the value of securities of affiliates of the Company and GTCR traded by Lazard, the less reliable its opinion would be. For example, if Lazard traded billions of the referenced securities, its opinion would be less reliable than if it held traded thousands.

(iv)	The Recommendation Statement discloses that the investment bank hired to provide financial advisory services to the Company in connection with its exploration of strategic alternatives J.P. Morgan Securities, Inc. and its affiliates will be providing debt financing to GTCR to finance its acquisition of the Company. The Recommendation Statement is deficient because it fails to disclose the consideration that J.P. Morgan and its affiliates will receive in connection with the provision of these services to GTCR.

The conflict of interests of the Company’s financial advisor is material and must be disclose. For example, the greater the amount of fees J.P. Morgan stands to receive for providing debt financing to GTCR, the less weight shareholders can place on its role as an impartial financial advisor to the Company.

(v)	According to the Recommendation Statement, on November 25, 2009, the Company’s Board of Directors discussed the advisability of exploring various strategic alternatives and determined to authorize such an exploration. The Recommendation Statement is deficient because it fails to disclose (a) the Board’s rationale for determining to authorize this exploration of strategic alternatives and (b) the role, if any, played by Quadrangle or Monarch in causing the board to have this discussion.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(vi)	According to the Recommendation Statement, the Board created a transactions committee (the “Committee”) consisting of Messrs. Peter Ezersky, Alex Hocherman, Robert J. McGuire and Michael Weinstock to manage the strategic process. The Recommendation Statement is deficient because it fails to disclose the criteria used to select the members of the Committee.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(vii)	According to the Recommendation Statement, between January 20, 2010 and February 19, 2010 J.P. Morgan contacted 134 buyers. The Recommendation Statement is deficient because it fails to disclose the criteria used to select these buyers.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(viii)	According to the Recommendation Statement, the Company received preliminary offer prices ranging from $7.76 to $17.25 per share and the Committee determined to permit 9 buyers, whose offer prices ranged from $9.50 to $15.22 per share to proceed in the process. The Recommendation Statement is deficient because it fails to disclose (a) the number of the offers which indicated a price in excess of $15.00 per share, (b) the rationale for not inviting the bidders that submitted prices in excess of $15.22 per share to proceed with the process and (c) the proposed terms of the bids in excess of $15.22 per share.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(ix)	According to the Recommendation Statement, between March 23, 2010 and April 20, 2010, “we” hosted 13 site visits at our Dallas, Texas and Wichita and Lawrence, Kansas facilities, as well as meetings with management in which potential buyers conducted in-person due diligence interviews. The Recommendations Statement is deficient in that it fails to disclose how many of the nine bidders who were selected to proceed into the second round of bidding took part (a) in those visits and (b) in those meetings.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(x)	According to the Recommendation Statement, on March 17, 2010, the Committee met with J.P. Morgan to discuss narrowing the list of prospective buyers, scheduling site visits and establishing a deadline for final bids. The Recommendation Statement is deficient because it fails to disclose the substance of the discussions related to narrowing the list of prospective buyers.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(xi)	According to the Recommendation Statement, from April 16 – 18, 2010, representatives of Kirkland & Ellis LLP, J.P. Morgan and the Committee had numerous telephonic discussions regarding the guidance to be given to the bidders in order to allow them to improve the competitiveness of their final bids on April 20, 2010. The Recommendation Statement is deficient because it fails to disclose the guidance given to the bidders.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(xii)	With regard to Lazard’s Discounted Cash Flow Analysis, the Recommendation Statement is deficient because it fails to disclose the methodology Lazard used to calculate the perpetuity growth rate and the implied terminal value multiple used for this analysis.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of the Company in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board - that shareholders tender their shares pursuant to the Tender Offer - rely.

(xiii)	With regard to Lazard’s Precedent Transaction Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the observed multiples for each of the transaction reviewed for this analysis, (b) the range and summary statistics, including the high, low, mean and median, of the observed multiples and (c) how the multiples compare to the transaction at hand.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of the Company in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board - that shareholders tender their shares pursuant to the Tender Offer - rely.

(xiv)	With regard to Lazard’s Selected Public Company Benchmarks Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the observed multiples for the companies observed for this analysis, (b) the range and summary statistics, including the high and low of the observed multiples for the Companies and (c) how those multiples compare to the transaction at hand.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of the Company in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board - that shareholders tender their shares pursuant to the Tender Offer rely.

(xv)	With regard to Lazard’s Premia Paid Analysis, the Recommendation Statement is deficient because it fails to disclose the implied premiums arrived at as of one day, one week, and four weeks prior to the announcement of the transactions for each of the selected public company transactions.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of the Company in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board – that shareholders tender their shares pursuant to the Tender Offer rely.

COUNT ONE

CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD FAITH,

LOYALTY, FAIR DEALING, AND DUE CARE

{Against the Individual Defendants)

47. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

48. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.

49. As a result, Plaintiff and the Class have been and will be damaged.

COUNT TWO

CLAIM FOR FAILURE TO DISCLOSE

(Against Protection One and the Individual Defendants)

50. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

51. Under applicable law, Protection One and the Individual Defendants have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Protection One’s shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

52. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

COUNT THREE

CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF

FIDUCIARY DUTY

(Against GTCR)

53. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

54. The Individual Defendants owed Plaintiff and Protection One’s other public shareholders duties of good faith, loyalty, fair dealing, care and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. GTCR has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Protection One’s shareholders, and is also coercing Plaintiff and Protection One’s other public shareholders to tender their shares pursuant to the Tender Offer by, among other things, (a) further incentivizing the Interested Shareholders to support the Sale Agreement and Tender Offer by, inter alia, agreeing to repay the 2008 Loan, which was not otherwise due to be repaid until March 2013, (b)

negotiating the sale with the Committee with knowledge of their conflicts of interest, (c) retaining J.P. Morgan to provide debt financing in connection with the Sale Agreement notwithstanding that J.P. Morgan was serving as the Company’s financial advisor, (d) insisting that the Company enter into an exclusivity arrangement with it which foreclosed the Company’s ability to negotiate with other potential buyers for the Company, (e) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Protection One, (f) obligating the Company to pay a termination fee of $8 million under certain conditions, and (g) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by GTCR effectively coerced Plaintiff and Protection One’s other public shareholders to tender their shares pursuant to the Tender Offer and precluded any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Protection One to GTCR could not take place without the knowing participation of GTCR.

55. As a result, Plaintiff and the Class have been and will be damaged. WHEREFORE, Plaintiff demands judgment as follows:

1. determining that this Action is a proper class action and that Plaintiff is a proper Class representative;

2. declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class;

3. declaring that GTCR has aided and abetted the individual Defendants in the breaches of their fiduciary duties to Plaintiff and the Class and is coercing Plaintiff and the Class to accept the Tender Offer;

4. awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

5. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

6. granting such other relief as the Court may find just and proper.

Dated: May 6, 2010	GATES SHIELDS & FERGUSON, P.A.

/s/ Lawrence C. Gates
Lawrence C. Gates
Kansas Supreme Court No. 08449 Thomas E. Hammond II Kansas Supreme Court No. 23312 10990 Quivira, Suite 200 Overland Park, Kansas 66210 Telephone: (913) 661-0222 Facsimile: (913)491-6398

THE BRUALDI LAW FIRM, P.C.

29 Broadway, 24th Floor

New York, NY 10006

Telephone: (212) 952-0602

Facsimile: (212) 952-0608

Of Counsel

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